Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. – 4 - 2009

FEBRUARY 20, 2009
FOR IMMEDIATE RELEASE

AURIZON REPORTS MINERAL RESERVE RENEWAL AND
MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

Aurizon Mines Ltd. (TSX: ARZ; NYSE Alternext: AZK) is pleased to report a renewal in mineral reserves and an increase in the mineral resource estimate for its Casa Berardi mine, located in north western Quebec, Canada.  Mineral reserves and resources as of December 31, 2008, are summarized below:

CASA BERARDI MINE MINERAL RESERVES AND RESOURCES SUMMARY(1) as at December 31,
	2008			2007
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold ounces	Gain (loss)
Mineral Reserves
Proven and Probable Mineral Reserves
Underground	3,201,000	8.5	875,000	2,797,000	9.7	873,000	2,000
Open pit	635,000	4.0	81,000	290,000	4.8	45,000	36,000
Total Mineral Reserves	3,836,000	7.8	956,000	3,087,000	9.3	918,000	38,000
Mineral Resources
Measured Mineral Resources	728,000	5.4	126,000	299,000	6.8	66,000	60,000
Indicated Mineral Resources	4,234,000	6.0	810,000	3,314,000	5.6	596,000	214,000
Total Measured & Indicated Resources	4,962,000	5.9	936,000	3,613,000	5.7	662,000	274,000
Inferred Mineral Resources	4,339,000	6.6	920,000	5,484,000	6.9	1,215,000	(295,000)

(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral reserves and resources estimates have been completed in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Mineral resources are exclusive of mineral reserves.

Mineral reserves and mineral resources for 2008 were calculated using a gold price of US$750.

“The main objectives in 2008 were to renew mineral reserves and to increase the quality of existing mineral resources in order to eventually convert mineral resources into mineral reserves,” said David Hall, President and CEO, “and we are pleased with the significant upgrade in mineral resources and replacement of mineral reserves.  Our strong cash flow and new drill access in the deeper area of the West Mine will enable us to upgrade mineral resources previously drilled from surface.”

Aurizon Mines Ltd. - News Release
AURIZON REPORTS MINERAL RESERVE RENEWAL AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

February 20, 2009

Casa Berardi Mine

The Casa Berardi gold deposits are located along a five kilometre east-west mineralized corridor.  They include the East and West mines, and the Principal Zone.  The Casa Berardi gold deposits can be classified as an Archean sedimentary-hosted lode gold deposit.  The gold mineralization is superimposed on a continuous graphitic mudrock unit corresponding to the Casa Berardi Fault plane.  Gold occurs mainly south of the Casa Berardi Fault, and sometimes on both sides of the fault.

The mine has produced over 1.0 million recovered gold ounces since commencing production in 1986, including 336,000 recovered ounces since Aurizon re-commissioned production in December 2006.

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) were commissioned by Aurizon to prepare mineral reserve  and mineral resource estimates on the different zones of the property, in accordance with the Standards of Disclosure for Mineral Projects as defined by N1 43-101.

CASA BERARDI MINE MINERAL RESERVE ESTIMATE As at December 31,
	2008			2007
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Ounces of gold
Northwest (NW)	83,000	5.4	14,400	116,000	6.1	23,000
113	709,000	8.7	199,200	780,000	8.7	218,000
East mine – Crown Pillar	407,000	4.2	54,400	84,000	3.9	11,000
East mine - Underground	88,000	6.3	17,800	-	-	-
Total Proven Reserves	1,287,000	6.9	285,900	981,000	8.0	252,000

Lower Inter (LI)	953,000	8.9	273,000	857,000	9.5	262,000
North West (NW)	-	-	-	-	-	-
South West (SW)	72,000	4.6	10,700	5,000	5.8	1,000
109	68,000	5.4	11,700	43,000	6.8	10,000
111	37,000	5.4	6,400	28,000	5.6	5,000
113	993,000	9.4	298,400	843,000	12.1	329,000
115	30,000	11.8	11,400	37,000	12.0	14,000
117S	19,000	7.0	4,300	-	-	-
East Mine - Crown Pillar	228,000	3.7	26,800	206,000	5.2	34,000
East Mine - Underground	63,000	8.2	16,500	-	-	-
Low-Grade Development	87,000	3.9	10,900	89,000	3.9	11,000
Total Probable Reserves	2,550,000	8.2	670,100	2,106,000	9.8	666,000
Total Proven and Probable Reserves	3,836,000	7.8	956,000	3,087,000	9.3	918,000

Notes:

1.

CIM definitions were followed for Mineral Reserves.

2.

Mineral Reserves are estimated at a cut-off grade of 4.4 g/t Au for underground, and 1.2 g/t Au for open pit.

3.

Mineral Reserves are estimated using an average long-term gold price of US$750 per ounce and a US$/C$ exchange rate of 1:1.10.

4.

A minimum mining width of three metres was used.

5.

Totals may not represent the sum of the parts due to rounding.

Aurizon Mines Ltd. - News Release
AURIZON REPORTS MINERAL RESERVE RENEWAL AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

February 20, 2009

Proven and Probable Mineral Reserves have been renewed as a result of:

▪

Additional drilling at the East Mine crown pillar and re-assessment of the block model in the underground section above the 300 metre level have resulted in a gain of mineral reserves at the East Mine.  The East Mine crown pillar represents 17% of the total reserves at Casa Berardi.

▪

At the West Mine, the gain in mineral reserves from Zones 109, 117S, Lower Inter and South West, have been compensated by 2008 mine production in Zones 113 and North West, and a re-assessment of the block model in Zone 115, resulting in an overall underground reserve renewal in 2008.

▪

A 16% decrease in grade is a result of the addition of low grade ore from the East Mine crown pillar and the re-assessment of the cut-off grade, due to higher gold prices.

▪

Mineral reserves are estimated using an average long-term gold price of US$750 per ounce, compared to US$581 per ounce in 2007, and a US$/C$ exchange of 1:1.0.  A minimum cut off grade of 4.4 grams of gold per tonne was used, based on long term operating costs and gold prices, for the underground zones; and 1.2 grams of gold per tonne for the open pit.  In 2007, the minimum cut off grade was 5.1 grams of gold per tonne.

▪

As the mining industry is currently experiencing gold prices that are higher than US$750 per ounce, the operations periodically mine ore that is not included in mineral reserves as the grades are lower than the minimum cut-off grades.

Reconciliation of Casa Berardi Mineral Reserves

Reconciliations between the mineral reserve estimates and the mill production averaged 99.5% for the tonnage and 105% for the grade.

	Tonnes	Gold ounces
Mineral Reserves – December 31, 2007	3,087,000	918,000
Resources conversion (1)	754,000	114,000
Mining depletion (2)	(655,000)	(171,000)
Mining Cost (3)	650,000	95,000
Mineral Reserves – December 31, 2008	3,836,000	956,000

Notes to the reconciliation of mineral reserves:

(1)

Resource conversion resulted in the addition of 114,000 ounces to mineral reserves.

(2)

Mining depletion represents mineral reserves mined and processed in 2008 before milling recoveries and, therefore, does not correspond to the actual 2008 gold production of 158,800 ounces.

(3)

Mining costs represent an adjustment to the cut off grade as a result of changes in the three year moving average gold price and forecast operating costs.

Aurizon Mines Ltd. - News Release
AURIZON REPORTS MINERAL RESERVE RENEWAL AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

February 20, 2009

Mine Plan for Mineral Reserves

•

The mine plan for the current mineral reserves totals 3.8 million tonnes of ore, grading 7.8 grams of gold per tonne, to be mined over five years (2009 to 2013) from 113 Zone, Lower Inter Zone, and six smaller West Mine zones, as well as the open pit and underground production from the East Mine.

•

Development was compiled by zone, measured from mine plans, and scheduled monthly for 2009, and quarterly thereafter.  Development requirements average 20 metres per day for the next three years, and then decline rapidly, as most accesses and infrastructure will be completed.

•

Production was compiled by stope, and scheduled quarterly by zone.  The majority of the production tonnage will come from the 113 and the Lower Inter zones, together making up 85% of underground reserves.

Aurizon Mines Ltd. - News Release
AURIZON REPORTS MINERAL RESERVE RENEWAL AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

February 20, 2009

CASA BERARDI MINE MINERAL RESOURCE ESTIMATES As at December 31,
	2008			2007
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Measured Mineral Resources
Zone 113	160,000	7.93	41,000	-	-	-
North West	42,000	6.48	9,000	-	-	-
East Mine Crown Pillar	310,000	3.11	31,000	-	-	-
East Mine Underground	216,000	6.55	46,000	299,000	6.84	66,000
Total Measured Resources	728,000	5.39	126,000	299,000	6.84	66,000
Indicated Mineral Resources
Zone Lower Inter	122,000	6.04	24,000	103,000	19.86	66,000
Zone North West	-	-	-	24,000	4.19	3,000
Zone South West	300,000	4.66	45,000	579,000	4.59	85,000
Zone Inter	124,000	4.43	18,000	124,000	4.43	18,000
Zone 109	-	-	-	19,000	11.19	7,000
Zone 111	52,000	5.24	9,000	52,000	5.24	9,000
Zone 113	182,000	5.24	31,000	681,000	3.89	85,000
Zone 115	112,000	14.68	53,000	24,000	15.28	12,000
Zone 117S	-	-	-	18,000	8.99	5,000
Zone 118	230,000	7.04	52,000	230,000	7.04	52,000
Principal Crown Pillar	1,785,000	6.19	355,000	339,000	5.51	60,000
Principal Underground	837,000	6.38	172,000	316,000	7.01	71,000
East Mine Crown Pillar	399,000	2.63	34,000	667,000	4.03	86,000
East Mine Underground	90,000	6.27	18,000	138,000	8.20	36,000
Total Indicated Resources	4,234,000	5.95	810,000	3,314,000	5.60	596,000
Total Measured & Indicated Resources	4,962,000	5.87	936,000	3,613,000	5.70	662,000
Inferred Mineral Resources
Zone Lower Inter	43,000	5.62	8,000	43,000	5.62	8,000
Zone 104	115,000	6.62	25,000	115,000	6.62	25,000
Zone 118	854,000	6.64	183,000	854,000	6.64	183,000
Zone 123 – S	714,000	9.42	216,000	714,000	9.42	216,000
Principal crown pillar	841,000	5.97	162,000	1,647,000	6.43	340,000
Principal underground	836,000	5.97	161,000	1,316,000	6.50	275,000
East Mine Crown Pillar	310,000	3.02	30,000	170,000	5.74	31,000
East Mine Underground	156,000	9.10	46,000	156,000	9.10	46,000
East Mine Cherty	225,000	6.80	49,000	225,000	6.80	49,000
East Mine Zone 160	243,000	5.40	42,000	243,000	5.40	42,000
Total Inferred Resources	4,339,000	6.60	920,000	5,484,000	6.89	1,215,000

Notes:

1.

CIM definitions were followed for Mineral Resources.

2.

Mineral Resources are estimated at cut-off grades of:

•

4 g/t Au for West Mine, Principal Mine and East Mine.

•

3 g/t Au for South West, Inter and 104 zones in the West Mine.  Those zones were estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.

•

1.30 g/t Au for the East Mine – Open Pit (Geostat, 2008).

3.

Mineral Resources are estimated using an average long-term gold price of US$750 per ounce, and a US$/C$ exchange rate of 1:1.10.

4.

Minimum mining widths of two to three metres were used.

5.

Mineral Resources are exclusive of Mineral Reserves.

6.

Totals may not represent the sum of the parts due to rounding.

7.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Aurizon Mines Ltd. - News Release
AURIZON REPORTS MINERAL RESERVE RENEWAL AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

February 20, 2009

Comparison with 2007 Mineral Resources

The main variance in the mineral resource estimates between 2008 and 2007 are as follows:

•

Geological re-interpretation of mineralized zones after drilling programs (Zone 113, East Mine Crown Pillar).

•

Geological re-interpretation of mineralized zones and conversion of 2D polygonal model to 3D block model (109, 115, 117S, Principal Mine).

•

Conversion of inferred into indicated; or of indicated into measured.

•

Conversion of mineral resources into mineral reserves.

•

Conversion of mineral resources to mineral reserves after completion of pre-feasibility studies (East Mine Crown Pillar and East Mine Underground).

•

Mining depletion (Zone 113, North-West, Lower Inter).

•

Elimination of low grade resources (less than 4 grams of gold per tonne).

Outlook

Aurizon intends to utilize its strong cash flow to upgrade mineral resources to mineral reserves in order to extend and optimize the current mine plan.

In 2009, Aurizon intends to complete a feasibility study to finalize the technical parameters and related costs of mining the East mine crown pillar by open pit.

In addition, Aurizon intends to initiate a preliminary assessment report investigating the relative risks and opportunities of mining the Principal zone crown pillar by open pit.

The 810 metre level project will provide an underground access for drilling on the 118-120, 122 and the newly discovered 123 zones.  Work on the one kilometre long exploration drift is progressing and two drill rigs are currently active at the western end of the drift.

Quality control

Mineral resource estimates, implementation and the quality control program are supervised by Sylvain Picard P. Eng., Principal Mine Geologist for Casa Berardi, a  “qualified person” as defined by the National Instrument 43-101.

Information of a technical and scientific nature in the press release has been prepared under the supervision of Michel Gilbert, P. Eng., Vice-President of the Company, a “qualified person” under National Instrument 43-101.

Additional Information

One sketch is attached showing the mineral reserve and resource outlines at the Casa Berardi Gold Mine.  Two appendices are also attached at the back of this release detailing the technical parameters used for the mineral reserve estimates (Appendix A) and the mineral resource estimates (Appendix B).  All other information previously released on Casa Berardi is also available on the Aurizon website at www.aurizon.com.

Aurizon Mines Ltd. - News Release
AURIZON REPORTS MINERAL RESERVE RENEWAL AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

February 20, 2009

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly the American Stock Exchange) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements" within the meaning of securities legislation. These forward-looking statements include, but are not limited to, statements regarding the 2009 Casa Berardi mine plan and estimates of gold production, grade and long-term average gold prices, mineral reserve and mineral resource estimates, planned work programs, strategic plans  and expected outcomes.   Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions including those referred to in this news release and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; accidents, and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BC Securities Commission"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "indicated" or "inferred" which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release uses the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd. - News Release
AURIZON REPORTS MINERAL RESERVE RENEWAL AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

February 20, 2009

APPENDIX A

Technical Parameters – Mineral Reserve Estimate

The technical parameters for the mineral reserve estimate are as follows:

•

Mineral reserve estimations were based on 3D block models for all zones except the South West Zone; the few remaining zones that were estimated using 2D polygonal methods are not included in mineral reserves.

•

For the underground operation, the selected mining method is usually Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres.  The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.

•

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry.  In addition, each stope was assigned a backfill dilution percentage based on number of walls of fill and type of mucking floor.  Dilution quantities were estimated for each stope, including hanging wall/footwall sloughage, and backfill dilution, where applicable.  As a result, the dilution averages 21%.

•

Extraction was estimated at 90% for primary stopes, and 95% for secondary stopes.

•

A minimum cut off grade of 4.4 grams of gold per tonne was used based on long term operating cost and gold prices for most of the underground zones in the West Mine.  For the East Mine crown pillar, a minimum cut off grade of 1.2 grams of gold per tonne was used based on long term operating costs and gold prices.

•

Bulk density is different for each zone and is based on density determinations.  Bulk density varies from 2.70 tonne per cubic metre (e.g. Zone 113) to 2.90 tonne per cubic metre (e.g. Principal Zones).  A bulk density of 2.77 tonne per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•

Mineral reserves are estimated using an average long-term gold price of US$750 per ounce and a US$/C$ exchange rate of 1:1.10.

•

Minimum underground mining widths of three metres were used.

•

West Mine mineral reserves are based on new information acquired from the definition drilling completed in 2008.  During the year, three rigs were active along the 510 to 810 metre levels.  Information from the definition drilling is being used to outline the precise ore stope dimensions.  Footwall drifts, which are set 20 metres apart, are being used as the collar locations of the current drill program.

•

East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  Open pit optimization and detailed design were updated in November 2008, after an infill drilling campaign was completed.  A dilution factor of 20% was applied to open pit mineralization within the pit design, and above the 1.2 grams of gold per tonne cut-off grade.  It is anticipated that the East mine crown pillar open pit will have a depth of 80 metres.  The zone is covered by 18 metres of silt and clay overburden.  Stripping ratio is estimated at 17:1.

•

The East Mine underground reserves are based on a plan to re-establish access to old workings, and mine pillars and levels left behind during previous operations.  Stope sizes are not standardized.  Mining methods include longhole stoping where access can be attained for both top and bottom cuts, and cut and fill methods where only undercuts are accessible.

Aurizon Mines Ltd. - News Release
AURIZON REPORTS MINERAL RESERVE RENEWAL AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

February 20, 2009

APPENDIX B

Technical Parameters – Mineral Resource Estimate

The technical parameters for the mineral resource estimate are as follows:

•

Except for the Inter and South-West zones, which are 2D polygonal estimates, and for the East Mine Crown Pillar, the resource estimates of the different mineralized zones at Casa Berardi since October 2005 have been calculated by the use of block modeling grade interpolation by Scott Wilson RPA, assisted by mine staff.

•

Mineral resources are estimated using an average long-term gold price of US750 per ounce, and a US$/C$ exchange of 1:1.10, which are the same values used in 2007.

•

Grade estimation was usually carried out from 3D block solids. Drill holes as well as development samples were used for grade interpolation.  Smaller zones were estimated previously by Aurizon, using 2D polygonal on longitudinal sections and have been reviewed by Scott Wilson RPA.

•

Different minimum cut off grades were used as follows:

▪

4.0 grams of gold per tonne was used based on long term operating cost and gold prices for most of the underground zones in the West Mine, for the Principal Zone and the underground East Mine.

▪

4.3 grams of gold per tonne was historically used for the Cherty and 160E Zones.

▪

3.0 grams of gold per tonne was used for small zones previously estimated by 2D polygons on longitudinal sections.

▪

1.3 grams of gold per tonne was used based on long term operating cost and gold prices for most the open pit crown pillar at the East Mine.

▪

0.8 grams of gold per tonne was used based on long term operating costs and gold prices for the crown pillar at the Principal Mine.

•

A total of 25 mineralized zones have been modeled at the Principal Zone.  As the mineralized system extends towards the overburden-rock interface and the mineralized zones are close enough to each other to envisage open pit mining, the zones were modeled by using a 1.0 grams of gold per tonne threshold.  The current block size is 1.25 metres north-south by 2.5 metres east-west by 5.0 metres vertical.  The Principal Zone is covered by approximately 45 metres of overburden, which is composed of a thin layer of peat and thicker horizons of silt and glacial till.  The host rock is of volcanic and sedimentary origin.

•

Overall pit slopes of 24º and 55º were used for the overburden and host rock, respectively.

•

Bulk density is different for each zone and is based on density determinations.  Bulk density varies from 2.70 tonne per cubic metre (e.g. Zone 113) to 2.90 tonne per cubic metre (e.g. Principal Zones).  A bulk density of 2.77 tonne per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•

Minimum underground mining widths of two to three metres.